

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2025

David Krant
Chief Financial Officer
Brookfield Infrastructure Corp
250 Vesey Street, 15th Floor
New York, New York 10281-1023

> **Re: Brookfield Infrastructure Corp**
> **Post-Effective Amendment No. 1 to Registration Statement on Form F-3**
> **Filed January 29, 2025**
> **File No. 333-278738**

Dear David Krant:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

General

1. Please provide us with your analysis as to the application of Rule 413 and Rule 414 of the Securities Act, including whether you are registering additional securities. In this regard, for example, it appears that you are now seeking, in part, to register the resale of unissued exchangeable shares issuable upon exchange of the newly created Class A.2 shares.

2. Pursuant to Rule 12g-3(f) you were required to file a Form 8-K (or its equivalent) indicating the paragraph of Rule 12g-3 you were relying upon in connection with the arrangement. We note your Form 6-K filed on December 27, 2024. Please note that upon the filing of such form, a new file number is generated for the successor company, and you should not continue to use the predecessor's file number. Refer to Question 150.01 of the Compliance and Disclosure Interpretations for the Exchange Act Rules. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation